UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

1Q22

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2022.

●	Net income attributable to equity holders of the parent company was COP 1.7 trillion. This value represents an increase of 19.9% compared to the previous quarter. Annualized return on equity (“ROE”) at the consolidated level was 17.4% for the last twelve months.

●	Gross loans amount to COP 222 trillion, increasing 12.9% compared to the first quarter of 2021. When excluding the FX effect, the increase during the last twelve months was 12.1%. Retail loans continue with an increasing dynamism while gaining share within the total portfolio on a consolidated basis during the quarter and during the last year.

●	Net interest income before provisions increased 15.4% and totaled COP 3,700 billion in 1Q22. Net interest margin expanded from 5.3% in 4Q21 to 6.0% in 1Q22. This performance is due to higher interest rates driven by the current contractionary monetary policy in Colombia.

●	30-day past due loans stood at 4.23% and 90-day past due loans at 2.82%. Total provision charges, net for 1Q22 was COP 267 billion, which indicates a low cost of risk when compared to a normalized level, led by loan-losses provision releases in line with better asset quality trends.

●	Shareholders’ equity attributable to the owners of the parent company stood at COP 30.2 trillion as of March 31, 2022, decreasing 6.3% compared to the previous quarter. This variation is largely explained by the distribution of profits declared at the shareholders' meeting corresponding to 2021 results. Basic solvency stood at 10.63% and the total consolidated solvency ratio was 13.49% for 1Q22, widely exceeding the minimum regulatory requirements.

●	In reference to its digital strategy, Bancolombia shows a positive trend in line with 2021 results. As of March 2022, the bank has 6.8 million active digital customers in the Retail APP, as well as 17.6 million accounts in its financial inclusion platforms (6.1 million users in Bancolombia a la Mano and 11.5 million in NEQUI).

●

May 11, 2022. Medellin, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the first quarter of 20221.

1 This report corresponds to the interim unaudited consolidated financial information of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. This financial information has been prepared based on financial records generated in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The financial information for the quarter ended March 31, 2022 is not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate, April 1, 2022 $3,756.03 = US$ 1

1Q22

BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	1Q21	4Q21	1Q22	1Q22 / 4Q21	1Q22 / 1Q21
ASSETS
Net Loans	180,032,207	204,459,001	207,491,489	1.48%	15.25%
Investments	27,443,624	29,289,301	27,312,673	(6.75)%	(0.48)%
Other assets	49,849,332	56,106,746	56,660,655	0.99%	13.66%
Total assets	257,325,163	289,855,048	291,464,817	0.56%	13.27%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	184,542,606	210,390,848	208,462,963	(0.92)%	12.96%
Other liabilities	43,576,457	45,538,742	51,055,250	12.11%	17.16%
Total liabilities	228,119,063	255,929,590	259,518,213	1.40%	13.76%
Non-controlling interest	1,587,798	1,691,111	1,746,342	3.27%	9.99%
Shareholders' equity	27,618,302	32,234,347	30,200,262	(6.31)%	9.35%
Total liabilities and shareholders' equity	257,325,163	289,855,048	291,464,817	0.56%	13.27%

Interest income	3,918,902	4,337,223	4,943,488	13.98%	26.14%
Interest expense	(1,093,545)	(1,129,477)	(1,243,157)	10.06%	13.68%
Net interest income	2,825,357	3,207,746	3,700,331	15.36%	30.97%
Net provisions	(1,281,560)	1,440	(267,080)	(18647.22)%	(79.16)%
Fees and income from service, net	798,693	947,484	919,171	(2.99)%	15.08%
Other operating income	343,607	597,825	653,660	9.34%	90.23%
Total Dividends received and equity method	78,644	96,926	61,015	(37.05)%	(22.42)%
Total operating expense	(1,992,894)	(2,712,941)	(2,438,615)	(10.11)%	22.37%
Profit before tax	771,847	2,138,480	2,628,482	22.91%	240.54%
Income tax	(206,448)	(649,145)	(815,100)	25.57%	294.82%
Net income before non-controlling interest	565,399	1,489,335	1,813,382	21.76%	220.73%
Non-controlling interest	(22,883)	(44,591)	(81,524)	82.83%	256.26%
Net income	542,516	1,444,744	1,731,858	19.87%	219.23%

1Q22

	Quarter			As of
PRINCIPAL RATIOS	1Q21	4Q21	1Q22	1Q21	1Q22
PROFITABILITY
Net interest margin (1) from continuing operations	5.10%	5.31%	5.97%	5.10%	5.97%
Return on average total assets (2) from continuing operations	0.85%	2.06%	2.40%	0.85%	2.40%
Return on average shareholders´ equity (3)	7.99%	18.53%	21.66%	7.99%	21.66%
EFFICIENCY					—
Operating expenses to net operating income	49.25%	55.94%	45.72%	49.25%	45.72%
Operating expenses to average total assets	3.12%	3.88%	3.38%	3.12%	3.38%
Operating expenses to productive assets	3.59%	4.49%	3.94%	3.59%	3.94%
CAPITAL ADEQUACY
Shareholders' equity to total assets	10.73%	11.12%	10.36%	10.73%	10.36%
Technical capital to risk weighted assets	14.79%	15.49%	13.49%	14.79%	13.49%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	0.61	1.51	1.92	0.61	1.92
Net income per share $COP from continuing operations	564.05	1,502.08	1,800.59	564.05	1,800.59
P/BV ADS (4)	1.02	0.94	1.28	1.02	1.28
P/BV Local (5) (6)	1.00	1.04	1.38	1.00	1.38
P/E (7) from continuing operations	12.88	5.52	5.81	12.88	5.81
ADR price	31.99	31.59	42.66	31.99	42.66
Common share price (8)	28,750	34,700	43,380	28,750	43,380
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	3,678.62	3,981.16	3,756.03	3,678.62	3,756.03

(1)Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders’ equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

1Q22

1.BALANCE SHEET

1.1.Assets

As of March 31, 2022, Bancolombia's assets at the consolidated level totaled COP 291,465 billion, which represents a increase of 0.6% compared to 4Q21 and 13.3% compared to 1Q21. The increase in total assets during the last year is largely explained by the growth in the loan book.

During the quarter, the peso appreciated 5.7% against the US dollar and depreciated 2.1% in the last 12 months. The average exchange rate was 4.4% higher in 1Q22 versus 4Q21, and 9.9% higher in the last 12 months.

1.2.Loan Portfolio

The following table shows the composition of Bancolombia loans on a consolidated basis by type and currency:

			Amounts in USD		Amounts in USD
(COP Million)	Amounts in COP		converted to COP		(thousands)		Total
(1 USD = 3756.03 COP)	1Q22	1Q22 / 4Q21	1Q22	1Q22 / 4Q21	1Q22	1Q22 / 4Q21	1Q22	1Q22 / 4Q21
Commercial loans	94,884,018	2.96%	46,053,251	(3.75)%	12,261,151	2.02%	140,937,269	0.67%
Consumer loans	35,640,448	5.34%	14,066,706	(3.46)%	3,745,099	2.33%	49,707,154	2.69%
Mortgage loans	17,135,511	3.08%	13,417,638	(4.32)%	3,572,293	1.42%	30,553,149	(0.31)%
Small business loans	709,510	6.76%	586,531	(5.09)%	156,157	0.60%	1,296,041	1.05%
Interests paid in advance	(11,106)	(8.96)%	(1,523)	(10.59)%	(405)	(5.23)%	(12,629)	(9.16)%
Gross loans	148,358,381	3.55%	74,122,603	(3.81)%	19,734,295	1.96%	222,480,984	0.98%

In 1Q22, gross loans grew 1.0% compared to 4Q21 (3.0% when excluding the FX effect) and 12.9% compared to 1Q21. During the last 12 months peso-denominated loans grew 14.3% and the dollar-denominated loans (expressed in USD) grew 7.8%.

At the end of 1Q22, Banco Agricola operations in El Salvador, Banistmo in Panama and BAM in Guatemala represented 26% of total gross loans.

Gross loans denominated in currencies other than COP, generated by operations in Central America, the international operation of Bancolombia Panamá, Puerto Rico and the USD denominated loans in Colombia, accounted for 33.3% of the portfolio, and decreased 3.8% in the quarter (when expressed in COP).

Total reserves (provisions in the balance sheet) for loan losses decreased 5.5% during the quarter and totaled COP 14,989 billion or 6.7% of the gross loans at the end of the quarter.

During 1Q22, as seen in previous quarters, a growing trend on the loan portfolio persists at the consolidated level, increasing across all geographies. Banco Agromercantil denotes the highest quarterly growth (6.1% when measured in USD), showing good results in all loan categories. It is worth noting the increase of 11.3% in the consumer portfolio, in line with the strong performance from 2021 gaining gradually market share in Guatemala. The operation in Colombia shows a 3.1% growth in the loan balance, again with a positive performance in individuals. When analyzing the annual variation, products such as payrolls and credit cards stand out in retail, as well as mortgages growing 15.9%. Banco Agricola reports a positive performance across all segments, growing 1.2% (measured in USD) during the quarter. The credit portfolio continues to show a balanced share in commercial and retail, representing 43% and 42% respectively within the total loan book, without major changes over the past 12 months. Banistmo reveals a 0.1% growth (measured in

1Q22

USD) during the quarter. Originations maintain an encouraging trend not only in commercial loans but also in retail and home-lending.

For further explanation regarding coverage of the loan portfolio and credit quality trends, (see section 2.4. Asset Quality, Provision Charges and Balance Sheet Strength).

The following table summarizes Bancolombia total loan portfolio on a consolidated basis:

LOAN PORTFOLIO						% of total
(COP million)	1Q21	4Q21	1Q22	1Q22 / 4Q21	1Q22 / 1Q21	loans
Commercial	126,086,144	140,002,866	140,937,269	0.67%	11.78%	63.3%
Consumer	42,518,980	48,405,117	49,707,154	2.69%	16.91%	22.3%
Mortgage	27,270,661	30,646,787	30,553,149	(0.31)%	12.04%	13.7%
Microcredit	1,253,912	1,282,616	1,296,041	1.05%	3.36%	0.6%
Interests received in advance	(10,533)	(13,903)	(12,629)	(9.16)%	19.91%	0.0%
Total loan portfolio	197,119,164	220,323,483	222,480,984	0.98%	12.87%	100.0%
Allowance for loan losses	(17,086,957)	(15,864,482)	(14,989,495)	(5.52)%	(12.28)%	0.00
Total loans, net	180,032,207	204,459,001	207,491,489	1.48%	15.25%	0.00

1.3.Investment Portfolio

As of March 31, 2022, Bancolombia net investment portfolio at the consolidated level totaled COP 27.313 billion, decreasing 6.7% from the end of 4Q21 and decreasing 0.5% from the end of 1Q21. At the end of 1Q22, the debt securities portfolio had a duration of 17.2 months and a weighted average yield to maturity of 6.9%.

1.4.Goodwill and intangibles

At the end of 1Q22, Bancolombia's goodwill and intangibles at the consolidated level totaled COP 8,155 billion, down 5.5% compared to 4Q21. This quarterly variation is mainly explained by the revaluation of the COP against the USD.

1.5.Funding

As of March 31, 2022, Bancolombia's liabilities at the consolidated level totaled COP 259,518 billion, growing 1.4% from the end of 4Q21, and 13.8% compared to 1Q21.

Customer deposits totaled COP 208,463 billion (80.3% of liabilities) at the end of 1Q22, down 0.9% compared to 4Q21 and up 13.0% over the last 12 months. The net loans to deposits ratio was 99.5% at the end of 1Q22 increasing compared to 97.2% in 4Q21, driven by a larger credit portfolio.

Checking and saving accounts continue to represent the main source of liabilities for the bank, with minor variations during the quarter. A stable funding mix has allowed to maintain a low funding cost and a comfortable liquidity position.

Funding mix
COP Million	1Q21		4Q21		1Q22
Checking accounts	34,459,005	16%	40,567,168	17%	39,542,426	16%
Saving accounts	88,511,975	41%	106,398,922	44%	105,315,588	44%
Time deposits	59,848,463	28%	59,492,839	25%	59,215,988	25%
Other deposits	3,349,904	2%	4,695,244	2%	6,464,195	3%
Long term debt	19,816,937	9%	21,093,864	9%	19,921,185	8%
Loans with banks	10,271,006	5%	9,437,963	4%	11,129,812	5%
Total Funds	216,257,290	100%	241,686,000	100%	241,589,194	100%

1.6.Shareholders’ Equity and Regulatory Capital

Shareholders’ equity attributable to the owners of the parent company at the end of 1Q22 was COP 30.200 billion, decreasing by 6.3% compared to 4Q21 and increasing by 9.3% when compared to 1Q21. In March of 2022 the General

1Q22

Shareholders’ Meeting approved the proposal for distribution of profits for a total of COP 3.0 trillion. Dividends approved mainly explain the quarterly reduction in equity and capital ratio.

Bancolombia solvency ratio on a consolidated basis under Basel III was 13.49% in 1Q22 standing 449 basis points above the minimum level required by the regulator in Colombia, while the basic capital ratio (Tier 1) stood at 10.63%, 463 basis points above the minimum regulatory capital level of 6.00% (value to fully comply with the new capital requirements after the 4-year Basel III phase in period). The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 7.6% at the end of 1Q22.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	1Q21%		4Q21%		1Q22%
Basic capital (Tier I)	21,365,742	11.19%	25,513,812	11.92%	23,968,541	10.63%
Additional capital (Tier II)	6,891,518	3.61%	7,635,894	3.57%	6,456,077	2.86%
Technical capital (1)	28,242,651		33,135,107		30,410,753
Risk weighted assets including market and operational risk (2)	190,954,243		213,956,057		225,452,846
CAPITAL ADEQUACY (3)		14.79%		15.49%		13.49%

(1)	Technical capital is the sum of basic and additional capital, minus deductions ($14,599MM for 4Q22and $13,865MM for 1Q22).
(2)	Operational risk applies to 1Q21, 4Q21 and 1Q22 after the adoption of Basel III regulation.
(3)	Capital adequacy is technical capital divided by risk-weighted assets.

2.INCOME STATEMENT

Net income attributable to equity holders of the parent company was COP 1,732 billion in 1Q22, or COP 1,800.59 per share (USD $ 1.92 per ADR). This profit represents an increase of 19.9% compared to 4Q21. The company´s annualized return on equity (“ROE”) was 21.7% for 1Q22 and 17.4% for the last 12 months.

2.1.Net Interest Income

Net interest income totaled COP 3,700 billion in 1Q22, 15.4% higher than the income reported in 4Q21, and 31.0% above 1Q21. The increase in net interest income is due to higher interest rates on new originations and on loans indexed to floating rates, mainly in the commercial portfolio. During 1Q22, the investment, interest rate derivatives and repos portfolio generated COP 195 billion, presenting a 2.2% reduction when compared to 4Q21.

Net Interest Margin

The annualized net interest margin increased to 6.0% during 1Q22. The annualized net interest margin for investments in 1Q22 was 1.1%. This reduction in the debt investments´ margin compared to the previous quarter shows an impact led by the devaluation in the portfolios exposed to interest rates, because of inflation and global monetary policy decisions. Likewise, investments in treasury bonds were marginally affected by the Colombian currency appreciation during the quarter.

The annualized net interest margin of the loan portfolio was 6.7%, presenting an increase of 78 basis points when compared to 4Q21. In line with the margin expansion seen during the previous quarter, the growing trend is stressed in 1Q22 as an effect of the credit portfolio repricing originated by the Colombian Central Bank contractionary monetary policy in place.

The reference rate hikes show a higher impact on income than on interest expenses due to the asset-sensitive condition of Bancolombia, thus favoring the lending margin. Additionally, although to a lesser extent, it is worth mentioning the contribution from the continuous recovery of those loans previously covered by credit reliefs.

1Q22

Annualized Interest
Margin	1Q21	4Q21	1Q22
Loans' Interest margin	5.7%	5.9%	6.7%
Debt investments' margin	1.7%	1.3%	1.1%
Net interest margin	5.1%	5.3%	6.0%

(1) Net interest margin and valuation income on financial instruments.

The cost of liabilities is benefited by incremental demand deposit accounts within the funding structure during recent quarters and a gradual decrease in term deposits. In 1Q22, the increase in the cost of deposits is due to the changes implemented in reference rates by the central bank in Colombia during recent months.

Demand deposit accounts (DDAs) ratify a continuous growth during the last twelve months. Savings accounts accounted for 40.9% in 1Q21, and they represent 43.6% of total funding in 1Q22. On the other hand, checking accounts moved from 15.9% in 1Q21, to 16.4% of total funds in 1Q22. The annualized average weighted cost of deposits was 1.56% in 1Q22, increasing 14 basis points compared to 4Q21 and decreasing 1 basis point compared to 1Q21.

Average weighted
funding cost	1Q21	4Q21	1Q22
Checking accounts	0.00%	0.19%	0.17%
Saving accounts	0.71%	0.76%	0.94%
Time deposits	3.66%	3.52%	3.71%
Total deposits	1.57%	1.42%	1.56%
Long term debt	5.02%	5.50%	5.77%
Loans with banks	2.10%	2.05%	2.06%
Total funding cost	1.94%	1.84%	1.95%

2.2.Fees and Income from Services

During 1Q22, total fees and commissions, net totaled COP 919 billion, down 3.0% compared to 4Q21, and up 15.1% compared to 1Q21.

Credit and debit card fees and commercial establishments reveal a stable performance in the quarterly balance, despite the seasonality condition that reflects a greater income generation by the end of the year. In a yearly basis, a significant growth takes place, mainly due to higher income from intermediary bank fees, led by an increasing dynamism in transactions carried out through traditional merchant businesses and e-commerce.

Fees generated by bancassurance report a decrease during the quarter because of the lower revenue from voluntary and compulsory insurance profit sharing.

2.3.Other Operating Income

Total other operating income was COP 654 billion in 1Q22, up by 9.3% compared to 4Q21 and by 90.2% compared to 1Q21.

The quarterly expansion is explained by the following factors: appraisals updating of owned properties from “Fondo Inmobiliario Colombia FIC”, profits on the sale of assets regarding operating vehicles under sublease, and higher income

1Q22

from operating lease agreements and financial lease agreements, mainly in the Renting business due to an increase on customer rental contracts.

2.4.Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 9,129 billion at the end of 1Q22 and represents 4.2% of total gross loans, decreasing when compared to 4Q21, when past due loans represented 4.0% of total gross loans. During the quarter, charge-offs totaled COP 916 billion.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 149.0% at the end of 1Q22, decreasing compared to 166.3% at the end of 4Q21. The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 1,370 billion.

Provision charges (net of recoveries) totaled COP 267 billion in 1Q22. Macroeconomic variables, particularly in Panama, as well as the deterioration in the retail portfolio, mainly explain the provision charges for the quarter. In the commercial portfolio, lower provisions were registered during 1Q22 due to a better performance of the loan book, coupled with better asset quality metrics from clients previously covered under COVID-19 credit reliefs, contributing to a low provision expense.

Provisions as a percentage of the average gross loans were 0.5% annualized for 1Q22 and 0.7% for the last 12 months. Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves. Allowances (for the principal) for loan losses totaled COP 13.603 billion, or 6.3% of total loans at the end of 1Q22, decreasing when compared to 4Q21.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	1Q21	4Q21	1Q22
Total 30‑day past due loans	9,023,381	8,674,971	9,128,850
Allowance for loan losses (1)	15,496,916	14,425,719	13,603,403
Past due loans to total loans	4.72%	4.05%	4.23%
Allowances to past due loans	171.74%	166.29%	149.02%
Allowance for loan losses as a percentage of total loans	8.10%	6.73%	6.30%

(1)	Allowances are reserves for the principal of loans.

	% Of loan	30 days
PDL Per Category	Portfolio	1Q21	4Q21	1Q22
Commercial loans	63.3%	4.08%	3.31%	3.31%
Consumer loans	22.3%	6.44%	5.17%	5.49%
Mortgage loans	13.7%	4.60%	5.29%	6.04%
Microcredit	0.6%	13.13%	11.41%	11.26%
PDL TOTAL		4.72%	4.05%	4.23%

	% Of loan	90 days
PDL Per Category	Portfolio	1Q21	4Q21	1Q22
Commercial loans	63.3%	3.64%	2.95%	2.79%
Consumer loans	22.3%	3.80%	2.80%	2.80%
Mortgage loans*	13.7%	3.21%	2.75%	2.78%
Microcredit	0.6%	9.72%	7.56%	8.12%
PDL TOTAL		3.65%	2.92%	2.82%

*Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

1Q22

	4Q21			1Q22			1Q22 / 4Q21
	Loans	Allowances	%	Loans	Allowances	%	Loans	Allowances
Stage 1	185,100,233	2,454,817	1.3%	190,890,686	2,581,608	1.4%	3.1%	5.2%
Stage 2	19,299,753	3,323,535	17.2%	16,728,735	2,760,868	16.5%	(13.3)%	(16.9)%
Stage 3	15,923,497	10,086,130	63.3%	14,861,563	9,647,019	64.9%	(6.7)%	(4.4)%
Total	220,323,483	15,864,482	7.2%	222,480,984	14,989,495	6.7%	1.0%	(5.5)%

Stage 1. Financial instruments that do not deteriorate since their initial recognition or that have low credit risk at the end of the reporting period. (12-month expected credit losses).

Stage 2. Financial instruments that have significantly increased their risk since their initial recognition. (Lifetime expected credit losses).

Stage 3. Financial instruments that have Objective Evidence of Impairment in the reported period. (Lifetime expected credit losses).

2.5.Operating Expenses

During 1Q22, operating expenses totaled COP 2,439 billion, decreasing by 10.1% compared to 4Q21 and increasing by 22.4% compared to 1Q21.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 1,068 billion in 1Q22, down 5.9% from 4Q21 and up 29.5% from 1Q21. On an annual basis, such growth was basically led by salary increases and registered provisions for variable bonuses with a lower than estimated value at the beginning of 2021.

General expenses decreased 16.4% in the quarter and grew 12.6% year over year. This growth is mainly driven by technology fees tied to digital transformation projects. In addition, the Renting business division demanded higher expenses related to insurance policies due to increased rates, as well as higher payments of premiums and charges associated with maintenance of assets due to the vehicle fleet growth.

As of March 31, 2022, Bancolombia had 31.430 employees, owned 905 branches, 6,061 ATMs, 25,702 banking agents and served more than 25 million customers.

2.6.Taxes

In 1Q22, Bancolombia income tax on a consolidated basis presented an expense of COP 815 billion. This value is fundamentally attributed to the operation in Colombia. The fiscal benefits that led to a minor tax expense in Colombia are related to investment in real productive fixed assets, exempt income from low-income home lending portfolio and untaxed dividends. For Guatemala and El Salvador, tax benefits are linked to exempt revenues from returns on securities issued by their Governments, and for Panama the exempt revenues from returns on securities issued by the Government and income from foreign sources that are not taxed in that country.

3.BREAK DOWN OF OPERATIONS

The following table summarizes the financial statements of our operations in each country.

BANCOLOMBIA S.A. (STAND ALONE) – COLOMBIA

The portfolio of Bancolombia S.A. presents an increase of 3.1% in the quarter and 14.9% in the year, with an increasing dynamism in all loan categories. The commercial portfolio mainly explains the expansion in terms of volume, highlighting specifically products such as ordinary and development loans for corporates. The consumer segment shows an accelerated activity in terms of percentage growth, increasing 5.0% QoQ and 20.3% YoY. In the quarter particularly, originations in payrolls and credit cards stand out from other products. In the funding structure, a changing trend takes place. After several quarters when demand deposit accounts gained share within the total funding mix as opposed to time deposits with a significant reduction in interest expenses, in 1Q22 checking and saving accounts decreased whereas term deposits grew. This fact explains a minor increase in the cost of funding by moving from 1.9% in 4Q21 to 2.1% in 1Q22.

1Q22

Net result for Bancolombia S.A. in 1Q22 was a profit of COP 1.7 trillion, which represents a reduction of 33.3% when compared to 4Q21. The net interest income shows a significant increase explained by the interest rate hikes, largely driven by the repricing in the commercial portfolio. It is worth noting the variation in other operating income due to a change in the subsidiaries accounting estimation policy in which the equity method started being registered during the last quarter of 2021, therefore showing only in 4Q21 the accumulated value for the year, whereas in 2022 the registered amount refers exclusively to the corresponding quarter. Operating expenses on the other hand show a decline Q/Q due to seasonal factors. The variation Y/Y is driven by higher labor expenses due to annual salary increases and social security contributions, as well as variable bonuses provisions.

BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	1Q21	4Q21	1Q22	1Q22 / 4Q21	1Q22 / 1Q21
ASSETS
Gross loans	135,864,009	151,488,151	156,160,885	3.08%	14.94%
Allowances for loans	(13,194,585)	(12,041,849)	(11,511,493)	(4.40)%	(12.76)%
Investments	23,969,985	41,136,089	37,949,062	(7.75)%	58.32%
Other assets	23,727,457	27,563,405	27,372,257	(0.69)%	15.36%
Total assets	170,366,865	208,145,796	209,970,711	0.88%	23.25%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	118,627,207	135,477,118	132,129,594	(2.47)%	11.38%
Other liabilities	36,038,278	39,918,852	47,196,474	18.23%	30.96%
Total liabilities	154,665,485	175,395,970	179,326,069	2.24%	15.94%
Shareholders’ equity	15,701,380	32,749,826	30,644,642	(6.43)%	95.17%
Total liabilities and shareholders’ equity	170,366,865	208,145,796	209,970,711	0.88%	23.25%

Interest income	2,827,821	3,177,936	3,768,487	18.58%	33.26%
Interest expense	(717,885)	(765,363)	(885,807)	15.74%	23.39%
Net interest income	2,109,936	2,412,572	2,882,681	19.49%	36.62%
Net provisions	(1,189,488)	127,031	(246,110)	(293.74)%	(79.31)%
Fees and income from service, net	526,978	674,794	619,914	(8.13)%	17.64%
Other operating income	354,239	1,665,706	754,752	(54.69)%	113.06%
Total operating expense	(1,326,881)	(1,728,736)	(1,572,415)	(9.04)%	18.50%
Profit before tax	423,422	3,093,091	2,370,204	(23.37)%	459.77%
Income tax	(72,007)	(537,240)	(666,318)	24.03%	825.36%
Net income	351,415	2,555,851	1,703,886	(33.33)%	384.86%

BANISTMO- PANAMA

Loans in Banistmo closed 1Q22 with quarterly and annual growth (calculated in USD) thanks to the positive trends in originations, showing improvements in all segments, both commercial and consumer. Client deposits decreased Q/Q basically reflected in checking accounts and time deposits which in turn contributed to interest expenses reduction, whereas savings accounts continued to maintain a positive growing trend.

Net result for Banistmo in 1Q22 was a profit of COP 91.8 billion, improving when compared to the losses generated in 4Q21. Net interest income decreased in the quarter due to specific corporate clients, while provision expenses reported a significant decrease due to clients previously covered under credit relief, as well as a better performance on the corporate portfolio, allowing provision releases. A decrease in operating expenses additionally support the better result in profits. This variation is explained by first, the seasonal expenses of the last quarter being higher than usual. And second, a low execution of the investment plan for the first half of 2022. The best performance in fee income is a positive outcome during

1Q22

the quarter thanks to a greater level of transactions, in addition to higher revenues in Bancassurance, investment banking and the reactivation of interest for late payments on credit cards.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	1Q21	4Q21	1Q22	1Q22 / 4Q21	1Q22 / 1Q21
ASSETS
Gross loans	28,747,061	31,471,286	29,725,562	(5.55)%	3.40%
Allowances for loans	(1,914,474)	(2,104,870)	(1,950,719)	(7.32)%	1.89%
Investments	5,035,001	5,333,736	5,469,398	2.54%	8.63%
Other assets	5,925,638	5,856,932	5,194,666	(11.31)%	(12.34)%
Total assets	37,793,226	40,557,085	38,438,909	(5.22)%	1.71%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	25,899,241	28,350,862	26,594,680	(6.19)%	2.69%
Other liabilities	7,989,688	7,876,150	7,725,239	(1.92)%	(3.31)%
Total liabilities	33,888,929	36,227,012	34,319,918	(5.26)%	1.27%
Shareholders’ equity	3,904,298	4,330,072	4,118,990	(4.87)%	5.50%
Total liabilities and shareholders’ equity	37,793,226	40,557,085	38,438,909	(5.22)%	1.71%

Interest income	470,397	511,757	488,963	(4.45)%	3.95%
Interest expense	(196,798)	(201,993)	(195,235)	(3.35)%	(0.79)%
Net interest income	273,599	309,764	293,727	(5.18)%	7.36%
Net provisions	(50,814)	(135,942)	(39,142)	(71.21)%	(22.97)%
Fees and income from service, net	41,767	52,582	52,338	(0.47)%	25.31%
Other operating income	7,198	7,674	8,653	12.77%	20.21%
Total operating expense	(156,144)	(279,254)	(201,315)	(27.91)%	28.93%
Profit before tax	115,606	(45,175)	114,262	(352.93)%	(1.16)%
Income tax	(17,719)	(14,219)	(22,422)	57.69%	26.54%
Net income	97,887	(59,393)	91,840	(254.63)%	(6.18)%

BANAGRICOLA- EL SALVADOR

Loans in Banco Agricola grew in the quarter (calculated in USD), with a positive performance on the retail portfolio in the first place, underlining personal loans over other products. Commercial loans contributed with the highest quarterly balance growth impacted by corporates and mid-sized companies, whereas institutional, government and construction clients showed a slight decrease. In the liability structure, demand deposit accounts continue to represent the main source of funding for the bank, accounting for around 70% within the total and increasing its share both in the quarter and in the year. This growth has occurred mainly in consumer clients, contrasting when compared to institutional deposits. The increase in saving accounts and checking accounts has allowed to significantly reduce interest expenses. For 1Q22 the cost of funding was 1.3%, which represents a decrease of 19 basis points vs the same period of 2021.

Net result for Banco Agricola in 1Q22 was a profit of COP 128.2 billion, which represents an increase Q/Q and Y/Y. Total net gains from investment activities stand out in the net interest income structure, due to the increase in hedging contracts related to derivative operations. In the credit business, 1Q22 shows a similar performance to 4Q21 despite a slight contraction on lending rates partially offset by efficiencies in interest expenses due to increasing saving accounts. The quarterly and annual expansion in the net interest margin reflects the efficiencies achieved in the funding structure. Loan-losses provisions still reflect a lower level than average because of releases on corporate clients and higher recoveries in retail loans that reflect better asset quality compared to previous quarters. Fees show a quarterly growth based on an accelerated activity on services with clients, mainly in the lines of Bancassurance and payments and collections. In relation to operating expenses, an annual increase is due to variable bonuses provisions and general expenses associated to the execution of technology-related projects.

1Q22

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	1Q21	4Q21	1Q22	1Q22 / 4Q21	1Q22 / 1Q21
ASSETS
Gross loans	12,705,065	14,179,860	13,537,037	(4.53)%	6.55%
Allowances for loans	(838,398)	(676,827)	(601,174)	(11.18)%	(28.29)%
Investments	3,489,201	2,923,673	3,145,125	7.57%	(9.86)%
Other assets	4,064,981	4,553,355	4,211,554	(7.51)%	3.61%
Total assets	19,420,849	20,980,061	20,292,542	(3.28)%	4.49%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	14,970,223	15,695,573	15,740,135	0.28%	5.14%
Other liabilities	2,414,098	2,720,990	2,537,861	(6.73)%	5.13%
Total liabilities	17,384,321	18,416,563	18,277,996	(0.75)%	5.14%
Non-controlling interest	—	23,950	19,953	(16.69)%	-%
Stockholders’ equity attributable to the owners of the parent company	2,036,528	2,539,548	1,994,592	(21.46)%	(2.06)%
Total liabilities and shareholders’ equity	19,420,849	20,980,061	20,292,542	(3.28)%	4.49%

Interest income	286,994	319,512	337,896	5.75%	17.74%
Interest expense	(60,657)	(58,500)	(58,282)	(0.37)%	(3.92)%
Net interest income	226,337	261,013	279,614	7.13%	23.54%
Net provisions	(43,359)	22,855	(7,474)	(132.70)%	(82.76)%
Fees and income from service, net	59,202	55,076	61,736	12.09%	4.28%
Other operating income	1,020	3,784	5,534	46.24%	442.57%
Total operating expense	(114,790)	(200,343)	(158,885)	(20.69)%	38.41%
Profit before tax	128,410	142,386	180,525	26.79%	40.58%
Income tax	(30,119)	(40,671)	(48,353)	18.89%	60.54%
Net income before non-controlling interest	98,291	101,715	132,171	29.94%	34.47%

GRUPO AGROMERCANTIL HOLDING – GUATEMALA

The credit portfolio in BAM grew in the year and in the quarter. Retail loans present increasing dynamism in percentage terms, confirming the rising trend observed in 2021. In terms of volume, commercial loans reported the highest contribution thanks to higher originations completed during the last month of the quarter. In the funding structure, deposits have risen in line with the loan portfolio. Saving accounts show the largest increase in the quarter, particularly in the business segment. It is worth noting a greater leverage in lines of credit with financial institutions to support growth in the loan book.

The net result for BAM in 1Q22 was a profit of COP 98.1 billion, which represents a significant increase Q/Q. The main highlights in the income statement are related to decreasing operating expenses by lower technology, marketing, and outsourcing fees; as well as provision expenses, presenting a reduction due to reserves releases from corporate clients that have presented a better performance.

1Q22

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	1Q21	4Q21	1Q22	1Q22 / 4Q21	1Q22 / 1Q21
ASSETS
Gross loans	13,754,350	15,453,481	15,463,403	0.06%	12.43%
Allowances for loans	(918,404)	(823,258)	(731,184)	(11.18)%	(20.39)%
Investments	1,786,835	1,585,583	1,577,980	(0.48)%	(11.69)%
Other assets	2,901,249	3,294,881	3,443,128	4.50%	18.68%
Total assets	17,524,029	19,510,688	19,753,327	1.24%	12.72%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	13,348,299	15,039,986	14,964,619	(0.50)%	12.11%
Other liabilities	2,713,936	2,723,672	3,045,041	11.80%	12.20%
Total liabilities	16,062,235	17,763,658	18,009,659	1.38%	12.12%
Non-controlling interest	19,949	20,991	20,522	(2.23)%	2.87%
Stockholders’ equity attributable to the owners of the parent company	1,441,844	1,726,039	1,723,147	(0.17)%	19.51%
Total liabilities and shareholders’ equity	17,524,029	19,510,688	19,753,327	1.24%	12.72%

Interest income	290,138	302,515	311,123	2.85%	7.23%
Interest expense	(101,869)	(109,712)	(114,783)	4.62%	12.68%
Net interest income	188,269	192,803	196,340	1.83%	4.29%
Net provisions	8,506	(269)	4,100	(1624.98)%	(51.80)%
Fees and income from service, net	29,309	28,423	39,155	37.76%	33.60%
Other operating income	21,483	25,132	27,721	10.30%	29.04%
Total operating expense	(110,244)	(178,747)	(137,763)	(22.93)%	24.96%
Profit before tax	137,322	67,343	129,554	92.38%	(5.66)%
Income tax	(35,503)	(21,304)	(30,324)	42.34%	(14.59)%
Net income before non-controlling interest	101,820	46,038	99,229	115.54%	(2.54)%
Non-controlling interest	(1,204)	(560)	(1,141)	103.94%	(5.21)%
Net income	100,616	45,479	98,088	115.68%	(2.51)%

4.BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 25 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information
Bancolombia’s Investor Relations
Phone:	(571) 4885371 / (574) 4043917 / (574) 4041918
E-mail:	IR@bancolombia.com.co
Contacts:	Carlos Raad (IR Director) /Luis German Pelaez / Santiago López / Lina Michelle Alvarado
Website:	http://www.grupobancolombia.com/wps/portal/about-us/corporate-information/investor-relations/

1Q22

CONSOLIDATED BALANCE SHEET				Growth			% of
(COP million)	1Q21	4Q21	1Q22	1Q22 / 4Q21	1Q22 / 1Q21	% of Assets	Liabilities
ASSETS
Cash and balances at central bank	16,754,365	23,147,676	22,075,426	(4.63)%	31.76%	7.57%
Interbank borrowings	1,960,120	1,388,411	2,817,360	102.92%	43.73%	0.97%
Reverse repurchase agreements and other similar secured lend	2,684,636	793,759	776,023	(2.23)%	(71.09)%	0.27%
Financial assets investment	27,443,624	29,289,301	27,312,673	(6.75)%	(0.48)%	9.37%
Derivative financial instruments	2,479,202	2,454,005	2,473,578	0.80%	(0.23)%	0.85%
Loans and advances to customers	197,119,164	220,323,483	222,480,984	0.98%	12.87%	76.33%
Allowance for loan and lease losses	(17,086,957)	(15,864,482)	(14,989,495)	(5.52)%	(12.28)%	(5.14)%
Investment in associates and joint ventures	2,555,115	2,720,559	2,786,968	2.44%	9.07%	0.96%
Goodwill and Intangible assets, net	8,012,936	8,628,772	8,154,922	(5.49)%	1.77%	2.80%
Premises and equipment, net	4,354,737	5,100,652	5,176,180	1.48%	18.86%	1.78%
Investment property	2,784,457	3,132,220	3,232,832	3.21%	16.10%	1.11%
Right of use assets	1,685,327	1,695,865	1,617,095	(4.64)%	(4.05)%	0.55%
Prepayments	442,452	454,595	515,072	13.30%	16.41%	0.18%
Tax receivables	1,449,170	1,642,933	1,940,275	18.10%	33.89%	0.67%
Deferred tax	710,210	746,375	664,290	(11.00)%	(6.47)%	0.23%
Assets held for sale and inventories	518,252	546,794	574,146	5.00%	10.79%	0.20%
Other assets	3,458,353	3,654,130	3,856,488	5.54%	11.51%	1.32%
Total assets	257,325,163	289,855,048	291,464,817	0.56%	13.27%	100.00%
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposit by customers	184,542,606	210,390,848	208,462,963	(0.92)%	12.96%	71.52%	80.33%
Interbank Deposits	757,744	886,405	621,540	(29.88)%	(17.97)%	0.21%	0.24%
Derivative financial instrument	1,871,585	1,961,109	2,274,452	15.98%	21.53%	0.78%	0.88%
Borrowings from other financial institutions	9,513,262	8,551,558	10,508,173	22.88%	10.46%	3.61%	4.05%
Debt securities in issue	19,816,937	21,093,864	19,921,185	(5.56)%	0.53%	6.83%	7.68%
Lease liability	1,816,646	1,819,077	1,729,726	(4.91)%	(4.78)%	0.59%	0.67%
Preferred shares	541,340	584,204	541,340	(7.34)%	0.00%	0.19%	0.21%
Repurchase agreements and other similar secured borrowing	1,626,741	763,325	2,075,234	171.87%	27.57%	0.71%	0.80%
Current tax	504,584	261,653	685,235	161.89%	35.80%	0.24%	0.26%
Deferred tax	814,004	1,016,586	1,424,876	40.16%	75.05%	0.49%	0.55%
Employees benefit plans	835,468	838,237	856,275	2.15%	2.49%	0.29%	0.33%
Other liabilities	5,478,146	7,762,724	10,417,214	34.20%	90.16%	3.57%	4.01%
Total liabilities	228,119,063	255,929,590	259,518,213	1.40%	13.76%	89.04%	100.00%
SHAREHOLDERS’ EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.16%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	1.67%
Appropriated reserves	14,642,668	14,661,007	16,833,618	14.82%	14.96%	5.78%
Retained earnings	3,740,262	7,360,583	3,998,270	(45.68)%	6.90%	1.37%
Accumulated other comprehensive income, net of tax	3,897,004	4,874,389	4,030,006	(17.32)%	3.41%	1.38%
Stockholders’ equity attributable to the owners of the parent company	27,618,302	32,234,347	30,200,262	(6.31)%	9.35%	10.36%
Non-controlling interest	1,587,798	1,691,111	1,746,342	3.27%	9.99%	0.60%
Total liabilities and equity	257,325,163	289,855,048	291,464,817	0.56%	13.27%	100.00%

1Q22

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Mar-21	Mar-22	Mar-22 / Mar-21	1Q21	4Q21	1Q22	1Q22 / 4Q21	1Q22 / 1Q21
Interest income and expenses
Interest on loans and financial leases
Commercial	1,406,125	1,889,323	34.36%	1,406,125	1,694,072	1,889,323	11.53%	34.36%
Consumer	1,276,139	1,577,645	23.63%	1,276,139	1,457,047	1,577,645	8.28%	23.63%
Small business loans	31,619	39,836	25.99%	31,619	36,666	39,836	8.65%	25.99%
Mortgage	532,952	788,622	47.97%	532,952	612,662	788,622	28.72%	47.97%
Financial leases	396,752	450,515	13.55%	396,752	335,261	450,515	34.38%	13.55%
Total interest income on loans and financial leases	3,643,587	4,745,941	30.25%	3,643,587	4,135,708	4,745,941	14.76%	30.25%
Interest income on overnight and market funds	2,457	2,806	14.20%	2,457	2,358	2,806	19.00%	14.20%
Interest and valuation on financial instruments	—	—	0.00	—	—	—	0.00	0.00
Interest on debt instruments using the effective interest method	77,180	93,251	20.82%	77,180	79,043	93,251	17.98%	20.82%
Valuation on financial instruments	—	—	0.00	—	—	—	0.00	0.00
Debt investments	73,154	57,008	(22.07)%	73,154	157,892	57,008	(63.89)%	(22.07)%
Derivatives	115,863	47,114	(59.34)%	115,863	(24,339)	47,114	(293.57)%	(59.34)%
Repos	5,340	(17,211)	(422.30)%	5,340	(19,983)	(17,211)	(13.87)%	(422.30)%
Others	1,321	14,579	1003.63%	1,321	6,544	14,579	122.78%	1003.63%
Total valuation on financial instruments	195,678	101,490	(48.13)%	195,678	120,114	101,490	(15.51)%	(48.13)%
Total Interest on debt instruments and valuation on financial instruments	272,858	194,741	(28.63)%	272,858	199,157	194,741	(2.22)%	(28.63)%
Total interest and valuation on financial instruments	3,918,902	4,943,488	26.14%	3,918,902	4,337,223	4,943,488	13.98%	26.14%
Interest expense
Borrowings from other financial institutions	(80,095)	(89,298)	11.49%	(80,095)	(74,280)	(89,298)	20.22%	11.49%
Overnight funds	(460)	(1,391)	202.39%	(460)	(1,723)	(1,391)	(19.27)%	202.39%
Debt securities in issue	(244,518)	(295,732)	20.94%	(244,518)	(284,065)	(295,732)	4.11%	20.94%
Deposits	(725,121)	(816,178)	12.56%	(725,121)	(720,247)	(816,178)	13.32%	12.56%
Preferred shares	(14,837)	(14,837)	0.00%	(14,837)	(14,726)	(14,837)	0.75%	0.00%
Lease liabilities	(25,049)	(21,004)	(16.15)%	(25,049)	(29,571)	(21,004)	(28.97)%	(16.15)%
Other interest	(3,465)	(4,717)	36.13%	(3,465)	(4,865)	(4,717)	(3.04)%	36.13%
Total interest expenses	(1,093,545)	(1,243,157)	13.68%	(1,093,545)	(1,129,477)	(1,243,157)	10.06%	13.68%

1Q22

Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	2,825,357	3,700,331	30.97%	2,825,357	3,207,746	3,700,331	15.36%	30.97%
Credit impairment charges on loans and advance and financial leases	(1,413,843)	(391,432)	(72.31)%	(1,413,843)	(217,388)	(391,432)	80.06%	(72.31)%
Recovery of charged - off loans	116,453	148,144	27.21%	116,453	178,181	148,144	(16.86)%	27.21%
Credit impairment charges on off balance sheet credit instruments	725	(18,152)	(2603.72)%	725	43,099	(18,152)	(142.12)%	(2603.72)%
Credit impairment charges/recovery on investments	15,105	(5,640)	(137.34)%	15,105	(2,452)	(5,640)	130.02%	(137.34)%
Total credit impairment charges, net	(1,281,560)	(267,080)	(79.16)%	(1,281,560)	1,440	(267,080)	(18647.22)%	(79.16)%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments and other financial instruments	1,543,797	3,433,251	122.39%	1,543,797	3,209,186	3,433,251	6.98%	122.39%
Fees and commission income								0.00
Banking services	164,202	184,552	12.39%	164,202	185,112	184,552	(0.30)%	12.39%
Credit and debit card fees and commercial establishments	503,321	632,443	25.65%	503,321	649,443	632,443	(2.62)%	25.65%
Brokerage	7,525	9,236	22.74%	7,525	6,617	9,236	39.58%	22.74%
Acceptances, Guarantees and Standby Letters of Credit	15,953	19,840	24.37%	15,953	20,600	19,840	(3.69)%	24.37%
Trust	130,337	108,943	(16.41)%	130,337	107,013	108,943	1.80%	(16.41)%
Placement of securities and investment banking	7,069	31,918	351.52%	7,069	26,620	31,918	19.90%	351.52%
Bancassurance	146,075	167,824	14.89%	146,075	224,310	167,824	(25.18)%	14.89%
Payments and Collections	167,515	203,309	21.37%	167,515	204,772	203,309	(0.71)%	21.37%
Others	67,302	81,326	20.84%	67,302	83,386	81,326	(2.47)%	20.84%
Total fees and commission income	1,209,299	1,439,391	19.03%	1,209,299	1,507,873	1,439,391	(4.54)%	19.03%
Fees and commission expenses	(410,606)	(520,220)	26.70%	(410,606)	(560,389)	(520,220)	(7.17)%	26.70%
Total fees and comissions, net	798,693	919,171	15.08%	798,693	947,484	919,171	(2.99)%	15.08%

1Q22

Other operating income
Derivatives FX contracts	179,015	(87,408)	(148.83)%	179,015	16,901	(87,408)	(617.18)%	(148.83)%
Net foreign exchange	(194,007)	213,103	(209.84)%	(194,007)	63,157	213,103	237.42%	(209.84)%
Hedging	(1,455)	(1,560)	7.22%	(1,455)	(1,638)	(1,560)	(4.76)%	7.22%
Leases	206,740	297,372	43.84%	206,740	276,987	297,372	7.36%	43.84%
Gains (or losses) on sale of assets	26,183	37,863	44.61%	26,183	108,432	37,863	(65.08)%	44.61%
Other reversals	1,283	2,997	133.59%	1,283	517	2,997	479.69%	133.59%
Others	125,848	191,293	52.00%	125,848	133,469	191,293	43.32%	52.00%
Total other operating income	343,607	653,660	90.23%	343,607	597,825	653,660	9.34%	90.23%
Dividends received, and share of profits of equity method investees
Dividends	17,357	5,713	(67.09)%	17,357	50,860	5,713	(88.77)%	(67.09)%
Equity investments	2,337	1,910	(18.27)%	2,337	(1)	1,910	(191100.00)%	(18.27)%
Equity method	58,950	50,959	(13.56)%	58,950	40,870	50,959	24.69%	(13.56)%
Others	—	2,433	0.00%	—	5,197	2,433	(53.18)%	0.00%
Total dividends received, and share of profits of equity method investees	78,644	61,015	(22.42)%	78,644	96,926	61,015	(37.05)%	(22.42)%
Total operating income, net	2,764,741	5,067,097	83.28%	2,764,741	4,851,421	5,067,097	4.45%	83.28%

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Mar-21	Mar-22	Mar-22 / Mar-21	1Q21	4Q21	1Q22	1Q22 / 4Q21	1Q22 / 1Q21
Operating expenses
Salaries and employee benefits	(733,889)	(891,029)	21.41%	(733,889)	(819,306)	(891,029)	8.75%	21.41%
Bonuses	(90,450)	(176,901)	95.58%	(90,450)	(314,984)	(176,901)	(43.84)%	95.58%
Other administrative and general expenses	(793,031)	(932,456)	17.58%	(793,031)	(1,115,879)	(932,456)	(16.44)%	17.58%
Taxes other than income tax	(177,183)	(216,817)	22.37%	(177,183)	(196,226)	(216,817)	10.49%	22.37%
Impairment, depreciation and amortization	(198,341)	(221,412)	11.63%	(198,341)	(266,546)	(221,412)	(16.93)%	11.63%
Total operating expenses	(1,992,894)	(2,438,615)	22.37%	(1,992,894)	(2,712,941)	(2,438,615)	(10.11)%	22.37%
Profit before tax	771,847	2,628,482	240.54%	771,847	2,138,480	2,628,482	22.91%	240.54%
Income tax	(206,448)	(815,100)	294.82%	(206,448)	(649,145)	(815,100)	25.57%	294.82%
Net income	565,399	1,813,382	220.73%	565,399	1,489,335	1,813,382	21.76%	220.73%
Non-controlling interest	(22,883)	(81,524)	256.26%	(22,883)	(44,591)	(81,524)	82.83%	256.26%
Net income attributable to equity holders of the Parent Company	542,516	1,731,858	219.23%	542,516	1,444,744	1,731,858	19.87%	219.23%

1Q22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: May 11, 2022	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance